



03011843

SECURI........ ....SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

D/B/A

NAME OF BROKER-DEALER: CDC Securities

Caisse Des Depots Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__9 West 57th Street__

(No. and Street)

__New York__	__New York__	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sieczka   (212) 891-6177

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__PricewaterhouseCoopers, LLP__

(Name – if individual, state last, first, middle name)

__1177 Avenue of the Americas__	__New York__	10036
(Address)	(City)	(State) (Zip Code)

AIR MAIL RECEIVED
MAR 0 4 2003
165 SECTION
WASH

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection
of information contained in this form are not required to respond MAR 0 1 2003
unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Sieczka, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC Securities, as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial Principal
Title

Notary Public

CDC Securities
(A wholly owned subsidiary
of CDC IXIS Capital Markets
North America Inc.)
Statement of Financial Condition
December 31, 2002

CDC Securities Inc.
Table of Contents

	Page(s)



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
CDC Securities

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CDC Securities (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 69,591,568
Securities purchased under agreements to resell	1,839,476,250
Due from affiliates	1,412,870
Accrued interest receivable	134,160
Deposit with clearing corporation (cash of $500,000 and securities with a market value of $14,993,210)	15,493,210
Deferred tax asset	184,615
Securities failed to deliver	105,411
Other assets	4,200
Total assets	**$ 1,926,402,284**

Liabilities and Stockholder's Equity

Liabilities

Subordinated loan	$ 75,000,000
Securities sold under agreements to repurchase	1,831,382,500
Securities failed to receive	105,411
Due to affiliates	9,435,674
Accounts payable and accrued liabilities	7,082,284
Total liabilities	**1,923,005,869**

Stockholder's equity

Common stock $1 par value; 10,000 shares authorized, 850 shares issued and outstanding	850
Additional paid-in capital	10,862,403
Accumulated deficit	(7,466,838)
Total stockholder's equity	**3,396,415**
Total liabilities and stockholder's equity	**$ 1,926,402,284**

The accompanying notes are an integral part of these financial statements.

1. **Business and Organization**

    CDC Securities, (the "Company") is a wholly-owned subsidiary of CDC IXIS Capital Markets North America Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of CDC IXIS North America Inc. ("CDC IXIS NA") which is a wholly-owned subsidiary of CDC Finance - CDC IXIS ("CDC IXIS"). CDC IXIS is owned by the Caisse de Dépôts et Consignations (43.55%), by EULIA (53%), a holding company jointly owned by the Caisse des Dépôts Group (50.1%), and by the Caisses d'Epargne Group (49.9%), and by Sanpaolo IMI Bank (3.45%). The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisor Act of 1940. The Company sells foreign securities on an agency basis to U.S. institutional customers that clear through CDC Paris. The Company also manages a proprietary matched book of government securities repurchased and reverse repurchase agreements. The Company has not conducted any commodities activities.

2. **Summary of Significant Accounting Policies**

    Cash and cash equivalents
    The Company considers money market instruments and highly liquid debt instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. However, securities purchased under agreements to resell and securities sold under agreements to repurchase are not considered cash and cash equivalents. At December 31, 2002, all cash and cash equivalents were held at major U.S. financial institutions.

    Financial instruments
    The fair value of financial instruments included on the statement of financial condition (which includes receivables and payables) approximate their carrying value because of their short term nature or frequent repricing.

    Concentrations of credit risk
    The Company clears equity securities transactions through CDC Paris, and fixed income securities transactions through Government Securities Clearing Corporation ("GSCC"). The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker/dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

    Commission and fee income
    Commission income is recorded on a trade date basis. Fees from acting as placement agent for related parties are recorded on a trade date basis.

    Deferred taxes
    Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Interest income and expense
Interest income and expense are recognized on an accrual basis.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements, plus accrued interest. The Company executes its repurchase agreements and reverse repurchase agreements with other members of GSCC. GSCC minimizes the risks to its members by guaranteeing the settlement of each transaction. GSCC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. As a result, the Company's credit risk is minimized by it having exposure to a single counterparty, which is GSCC. It is the policy of the Company to obtain possession of collateral with a market value equal or in excess of the principal amount loaned under the resale agreements. On a daily basis, GSCC further minimizes credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts and the difference is collected from or paid to each participant.

3. **Regulatory Requirements**

   The Company is subject to the net capital rules of the SEC, CFTC and the National Futures Association which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items computed in accordance with the reserve requirements of Rule 15c3-3. The Company had no aggregate debit items for purposes of the alternative method net capital ratio as the Company acts as an introducing agent for CDC Paris pursuant to the exemptive provisions of (k)(2)(i) of Rule 15c3-3. Under this arrangement, CDC Paris clears foreign equity securities through a recognized clearing organization or corporation. At December 31, 2002, the Company had net capital, as defined, of $76,744,615, which was $76,494,615 in excess of regulatory requirements.

4. **Related-Party Transactions**

   All of the commission revenue was received through CDC IXIS Capital Markets and CDC IXIS Securities, who act as clearing brokers for the Company and provide execution and settlement services for the European securities trades of the company's U.S. customers. Under the terms of an agreement, CDC IXIS Capital Markets and CDC IXIS Securities remit trade commissions to the Company net of its agreed upon execution and clearing fees for securities. At December 31, 2002, the Company has recorded a receivable from CDC IXIS Capital Markets of $495,128 and CDC IXIS Securities of $815,360 related to such commissions.

   The Company earns investment management fees from Bloom Asset Holdings Fund ("Bloom"), an unit trust that is consolidated by a related party, CDC Financial Products. The Company

earned investment management fees of $205,818 for investing the assets of Bloom in various funds, on behalf of CDC Financial Products. At December 31, 2002, the Company has recorded a receivable from Bloom of $102,382 related to the investment management fees.

At December 31, 2002, the Company has an outstanding payable to CDC Financial Products, included in payable to affiliates, of $9,295,263 related to the support services charges by CDC IXIS NA and the Parent.

The Company has a $25,000,000 subordinated loan agreement with the Parent. The loan has a scheduled maturity date of May 31, 2004, and carries an interest rate of three-month LIBOR plus 25 basis points. The loan qualifies as equity capital for regulatory purposes. The subordinated debt obligation may only be paid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2002, $109,078 is included in due to affiliates on the Statement of Financial Condition related to accrued interest payable on the subordinated loan.

The Company has a $50,000,000 revolving subordinated loan agreement with the CDC Commercial Paper Corporation, a related party. The loan has a scheduled maturity date of April 18, 2006, and carries an interest rate of three-month LIBOR plus 25 basis points. The loan qualifies as equity capital for regulatory purposes. The subordinated debt obligation may only be paid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2002, $31,333 is included in due to affiliates on the Statement of Financial Condition related to accrued interest payable on the revolving subordinated loan.

5. **Commitments**

As of December 31, 2002, the Company has entered into a forward repurchase agreement of $250,000,000 and a forward reverse repurchase agreement of $250,000,000 with an effective start date in January 2003.

6. **Collateral Arrangements**

The Company has received collateral in connection with reverse repurchase agreements with a fair value of $1.84 billion as of December 31, 2002 which it can sell or re-pledge. Substantially all of the collateral has been re-pledged to external counterparties as of December 31, 2002.

7. **Income Taxes**

The Company is included in the consolidated Federal and the New York City and State combined income tax returns filed by CDC IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. Benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2002, the deferred tax asset of $184,615 is primarily related to deferred compensation.